
December 20, 2012

Brian C. Witherow
Chief Financial Officer
Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, OH 44870-5259

> **Re:** **Cedar Fair L.P.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-09444**

Dear Mr. Witherow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 32

Segment Reporting, page 32
1. We note your disclosure here that, although you have determined each of your parks is an operating segment, you have aggregated your parks into one reporting segment as each park offers and markets a similar collection of products and services to similar customers, and the parks all have similar economic characteristics in that they all show similar long-term growth trends in key industry metrics. We also note the following:

- You operate both water parks and dry land amusement parks.

- You operate seasonal as well as year round parks.

- Your disclosures on pages 19 and 21 state that performance of certain acquired parks fell below your original expectations in 2010, resulting in (i) a $62 million partial impairment charge on fixed assets at California's Great America during fiscal 2010, (ii) a $2.3 million impairment charge in fiscal 2010 on trade names related to the PPI acquisition, and (iii) a $4.5 million impairment charge in fiscal 2009 on trade names.

Given the items noted above, please provide us with additional support for your assertion that all parks have similar economic characteristics.

Property and Equipment, page 32

2. We note from your disclosure here that you use the composite method for the group of assets acquired as a whole in 1983, as well as for groups of like assets of each subsequent business acquisition, but use the specific identification method for subsequent capital improvements in existing parks. Please tell us how the acquisition of one park is divided into different composite groups, including how the different types of composite groups are determined, how assets acquired are identified and separated into these groups, and how values and depreciable lives are assigned to the groups and individual assets. As part of your response, please tell us whether or not individual assets are assigned a value at acquisition.

3. With regard to the $8.8 million reduction in accumulated depreciation recorded during the fiscal year ended December 31, 2011, please identify the park and the ride involved. Also, tell us if there were any unusual circumstances associated with the retirement of this asset.

4. As a related matter, please confirm our understanding that the $8.8 million represents the acquisition cost less salvage value assigned to this asset. In addition, in order to facilitate our understanding, please provide us with the components of the related composite group, the original and remaining useful life of this composite group, the acquisition cost assigned to each component at the acquisition date, and a rollforward of total asset values and accumulated depreciation for this composite group for the year ended December 31, 2011, including the retirement of the aforementioned ride as a separate line item in such rollforward.

5. Please detail in your response the number of roller coasters and other main attractions constructed or retired in your parks since your acquisition of Cedar Point in 1983. Include the date of retirement or construction, park name, ride name, and reason for the asset retirement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief